BB

04017108

SECUR. ... ISSION

Washington, D.C. 20549

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RECEIVED APR 20 2004 SEC MAIL PROCESSING WASH, D.C. 152 SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-45633

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2003 (MM/DD/YY) AND ENDING December 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Solaris Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1402 Royal Palm Beach Blvd., Bldg.700, Suite 111
(No. and Street)

Royal Palm Beach, (City) Florida (State) 33411 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joseph DePietto, CPA 516-625-9200
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DePietto, Blum, P.C. CPAs
(Name – *if individual, state last, first, middle name*)

175 East I.U. Willets Rd. (Address) Albertson (City) NY (State) 11507 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAY 07 2004 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Christopher Cox, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Solaris Securities, Inc., as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SOLARIS SECURITIES, INC.

Financial Statements

December 31, 2003

SOLARIS SECURITIES, INC.

Table of Contents

December 31, 2003

DePIETTO, BLUM & COMPANY, CPA'S, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
MEMBERS OF AICPA & NYSSCPA
175 EAST I.U. WILLETS RD. - SUITE #1
ALBERTSON, NY 11507
516-625-9200 • FAX 516-625-1379

INDEPENDENT AUDITORS' REPORT

To the Officers and Directors of
Solaris Securities, Inc.
1420 Royal Palm Beach Blvd.
Royal Palm Beach, FL 33411

We have audited the accompanying statement of financial condition of Solaris Securities, Inc. as of December 31, 2003 and the related statements of income, changes in equity, and cash flows for the period then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Solaris Securities, Inc. as of December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

DePietto, Blum & Co., CPA, P.C.

DePietto Blum & Co. PC.

April 9, 2004

SOLARIS SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION

December 31, 2003

ASSETS

Current Assets		
Cash	$ 31,208	
Due from clearing	5,150	
Clearing deposit	32,880	
Total Current Assets		$ 69,238
Property and equipment at cost (net of accumulated depreciation of $12,971)		15,973
Other Assets		
NASD stock	3,300	
Total Other Assets		3,300
TOTAL ASSETS		**$ 88,511**

LIABILITIES AND EQUITY

Current Liabilities		
Accounts payable and accrued expenses	$ 15,167	
Accrued corporate taxes	380	
Total Current Liabilities		$ 15,547
Equity (Deficit)		
Common stock	108,000	
Additional paid in capital	216,948	
Retained earnings	(251,984)	
Total Equity (Deficit)		72,964
TOTAL LIABILITIES AND EQUITY		**$ 88,511**

See Accountants' Audit Report and Notes to Financial Statements.

SOLARIS SECURITIES, INC.
STATEMENT OF INCOME

For the Year Ended December 31, 2003

Revenues:		
Commissions		$ 456,237
Interest income		2,265
Administrative income		7,737
Total Revenues		466,239
Expenses:		
Advertising	1,503	
Auto expense	4,679	
Bank charges	1,148	
Clearing fees	100,214	
Consulting expense	19,500	
Corporate taxes	380	
Data expense	4,050	
Depreciation expense	6,553	
Insurance	5,915	
Execution expense	65,958	
Fees	564	
Internet applications	448	
Commission expense	175,752	
Office expense	16,323	
Postage	578	
Professional fees	6,349	
Regulatory expense	7,043	
Rent	9,183	
Repairs & Maintenance	1,000	
Telephone	1,445	
Travel & Entertainment	30,427	
Total expenses		459,012
Net Income		**$ 7,227**

See Accountants' Audit Report and Notes to Financial Statements.

SOLARIS SECURITIES, INC.
STATEMENT OF CHANGES IN EQUITY (DEFICIT)

For the Period Ended December 31, 2003

	Equity
Balances - at January 1, 2003	$ 58,737
Net Income	7,227
Additional paid in capital	7,000
Balances - at December 31, 2003	**$ 72,964**

See Accountants' Audit Report and Notes to Financial Statements.

SOLARIS SECURITIES, INC.
STATEMENT OF CASH FLOWS

For the Period Ended December 31, 2003

Cash Flows from Operating Activities:	
Net Income	$ 7,227
Adjustments to reconcile net income(loss) to net cash flows from operating activities:	
Depreciation expense	6,553
Increase in clearing deposit	(32,880)
Decrease in due from clearing house	783
Increase in accounts payable	12,167
Increase in corporate taxes	380
Increase in loan payable	7,000
Net Cash Provided by Operating Activities	1,230
Cash Flows from Investing Activities:	
Purchase of fixed asset	(6,544)
Net Cash Used by Investing Activities	(6,544)
Net Decrease in Cash	(5,314)
Cash - Beginning of year	36,522
Cash - End of Period	**$ 31,208**

See Accountants' Audit Report and Notes to Financial Statements.

SOLARIS SECURITIES, INC.

Notes to Financial Statements

December 31, 2003

NOTE 1: Nature of Business

Organization

Solaris Securities, Inc. (The "Company") was formed in the state of Washington as a sub-chapter S corporation under the original name of Sound Investment Services, Inc. On April 24, 2002 the company's name Sound Investment Services, Inc. was amended with the state of Washington to Solaris Securities, Inc. The company was converted into a C corporation in 2002. The company is a registered member in the National Association of Securities Dealers (NASD) as a broker/dealer and commenced operations in March 26, 1993. All of the Company's trades are cleared through its agent, Penson Financial Services, Inc.

NOTE 2: Summary of Significant Accounting Policies:

a) **Revenue Recognition**

Securities transactions (and the recognition of related income and expenses) are recorded on a settlement date basis, generally the third business day following the transaction date. There is no material difference between trade and settlement date.

b) **Cash and Cash Equivalents**

For the purpose of the statement of cash flows, the Company considers demand deposited money market funds (net of haircuts) and U.S. treasury obligations to be cash and cash equivalents.

c) **Income Taxes**

The provision for income taxes includes:

New York State Franchise Tax	$ 325
New York State Metropolitan Transportation Surcharge	55
	$ 380

No provision has been made for federal income taxes since the Company has net operating loss in current year.

SOLARIS SECURITIES, INC.

Notes to Financial Statements

December 31, 2003

NOTE 2: Summary of Significant Accounting Policies

d) Property and Equipment

Furniture, fixtures and equipment are carried at cost. Depreciation is provided by using the modified accelerated cost recovery system (MACRS) over an estimated useful life of three to ten years. The method is used for book and tax purposes and does not differ materially from Generally Accepted Accounting Principle (GAAP) depreciation methods.

Maintenance, repairs and renewals that neither materially add to the value of the property nor appreciably prolong its life are charged to expense as incurred. Gains and losses on disposition of property and equipment are included in income.

e) Use of Estimates in the Preparation of Financial Statements

Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. These estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that management uses.

NOTE 3: Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires broker dealers to maintain minimum net capital. The ratio of aggregate indebtedness to net capital, shall not exceed 15 to 1 for ongoing concerns. The company's current requirement is $5,000. At December 31, 2003, the Company had a net capital of $53,691, which was $ 48,691 in excess of its net capital requirement of $5,000. The Company's net capital ratio was .41 to 1.

NOTE 4: Concentration of Funds

The company does not maintain inventory of stocks, bonds or other security positions at risk.

SOLARIS SECURITIES, INC.

Notes to Financial Statements

December 31, 2003

NOTE 5: NASD Private Placement

The company maintains a security inventory if 300 warrants from an NASD Private Placement entered at cost on the books and records. The Bank of NY is the registrar and transfer agent as of December 31, 2003.

NOTE 6: Disclosure of Statement of Financial Condition

A statement indicating that the Statement of Financial Condition of the most recent annual audit report of the broker or dealer pursuant to sec. 240.17a-5 is available for examination at the principal office of the broker or dealer and the regional or district office of the Securities & Exchange Commission for the region or district in which the broker or dealer has its principal place of business

NOTE 7: Sarbanes-Oxley Disclosure

Pursuant to section 201 and 202 of the Sarbanes-Oxley Act, the independent accountant has not received any fee or remuneration at anytime for the audit related services, tax services or any other incidental services during the audit period ended December 31, 2003.

The firm's policies and procedures do not allow for the independent auditor to engage in any activity or service related activity outside of the independent audit.

SOLARIS SECURITIES, INC.
COMPUTATION OF NET CAPITAL
Under SEC Rule 15c3-1

For the Period Ended December 31, 2003

NET CAPITAL		
Equity	$	72,964
Deductions and/or charges		
Non-allowable assets:		
Property & equipment - net		15,973
NASD stock		3,300
Total non-allowable assets		19,273
Net Capital	$	53,691
AGGREGATE INDEBTEDNESS		
Items included in statement of financial condition:		
Accounts payable and due to affiliate	$	22,167
Total indebtedness	$	22,167
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital requirement	$	5,000
Excess net capital	$	48,691
Ratio: Aggregate indebtedness to net capital		.41 to 1

See Accountants' Audit Report and Notes to Financial Statements.

CPA
The CPA. Never Underestimate The Value.®

DEPIETTO, BLUM & COMPANY, CPA'S, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
MEMBERS OF AICPA & NYSSCPA
175 EAST I.U. WILLETS RD. - SUITE #1
ALBERTSON, NY 11507
516-625-9200 • FAX 516-625-1379

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE

Board of Directors and Stockholders
Solaris Securities, Inc.
1402 Royal Palm Beach Blvd.
Royal Palm Beach, FL 33411

In planning and performing our audit of the financial statements of Solaris Securities, Inc. for the period December 31, 2003 we considered its internal control structure, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practice and procedures) followed by Solaris Securities, Inc. that we considered relevant to the objectives stated in Rule 17a-5(g)(1) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c-3-3.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures can be expected to achieve the Commission's above mentioned objectives.

Two of the objectives of an internal control structure are to provide management with reasonable, but not absolute, assurance that assets for which the company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any system of internal accounting control, errors or irregularities may nevertheless occur and not be detected. Also, projections of any evaluation of the system to future periods, is subject to the risk that procedures may become inadequate because of changes in conditions or that the degree of compliance with the procedures may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected with a timely period by employees in the normal control structure that we considered to be material weaknesses as defined above, except for:

See accompanying Independent Auditors' Report.

> The size of the business and resultant limited number of employees imposes practical limitations on the effectiveness of those internal control structure procedures that depend on the segregation of duties. Since this condition is inherent in the size of the Company, the specific weaknesses are not described herein and not corrective action has been taken or proposed by the Company.

The foregoing condition was considered in determining the nature, timing and extent of the procedures to be performed in our audit of the financial statements of Solaris Securities, Inc. for the year ended December 31, 2003 and this report does not affect our report thereon dated April 9, 2004.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that except for the effect, if any, of the condition indicated in the preceding paragraph, the Company's practices and procedures were adequate at December 31, 2003 to meet the Commission's objectives.

This report is intended solely for the use of management and the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers/dealers and should not be used for any other purpose.

DeFietto, Blum & Co., C.P.A., P.C.

Albertson, New York
April 9, 2004

See accompanying Independent Auditors' Report.